UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date: June 29, 2011

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

June 29, 2011

To All Shareholders

Koichi Miyata

President

Sumitomo Mitsui Financial Group, Inc.

1-2, Marunouchi 1-chome, Chiyoda-ku,

Tokyo, Japan

NOTICE OF RESOLUTIONS OF

THE 9th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We would like to express our deepest condolences to all those devastated by the Great East Japan Earthquake. We wish and pray for the earliest recovery from this tragedy.

We are pleased to announce that the matters outlined below were reported and resolved at the 9th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”) held today.

Matters reported:
1.	Business Report, Consolidated Financial Statements for the 9th Fiscal Year (from April 1, 2010 to March 31, 2011) and results of audits of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors
The contents of the above were duly reported.
2.	Non-Consolidated Financial Statements for the 9th Fiscal Year (from April 1, 2010 to March 31, 2011)
The contents of the above were duly reported.

Proposals resolved:
Proposal No. 1: Appropriation of Surplus

The matter was approved as originally proposed. The dividend at the end of the fiscal year was determined to be ¥50 per common share (¥100 per common share for the annual dividend).

The dividend for type 6 preferred stock was determined to be the prescribed amount of ¥44,250 per share.

Proposal No. 2: Election of Ten Directors

Messrs. Masayuki Oku, Takeshi Kunibe, Satoru Nakanishi, Shigeru Iwamoto, and Kuniaki Nomura were reelected as Directors and assumed office. Messrs. Tetsuya Kubo, Kazuya Jono, Koichi Danno, Yujiro Ito, and Masahiro Fuchizaki were newly elected as Directors and assumed office.

Directors, Messrs. Shigeru Iwamoto and Kuniaki Nomura are Outside Directors.

Proposal No. 3: Election of Two Corporate Auditors
Messrs. Jun Mizoguchi and Shin Kawaguchi were newly elected as Corporate Auditors and assumed office.

Dividend payments

For the year-end dividend for the 9th fiscal year, we have enclosed for your consideration “Year-end Dividend Calculation Sheet” and “Reference to the Beneficiary Account for Dividend Transfer” for shareholders who have specified a bank account transfer. For other shareholders who are to receive dividends by “Receipt of Year-end Dividend,” we have enclosed for your consideration “Year-end Dividend Calculation Sheet” and “Receipt of Year-end Dividend.”

< Inquiries >

The Sumitomo Trust and Banking Company, Limited

Stock Transfer Agency Department

Phone: 0120-176-417 (toll free within Japan)

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